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                                                                      EXHIBIT 23

                                                               M. Wayne Boylston

                                                                January 31, 1997

                                                                  (770) 499-1212

     Marietta, Georgia, January 31, 1997 -- Healthdyne Technologies, Inc. (Nasdaq:HDTC) announced today that its Board of Directors voted unanimously to recommend that shareholders reject the unsolicited tender offer by Invacare Corporation and not tender any of their shares pursuant to the offer. Craig B. Reynolds, President and Chief Executive Officer of the Company, stated that "This is the second time in eight days that our Board has met to consider an Invacare offer to acquire the Company. The Board reiterated that the Company is not for sale." In recommending that shareholders reject the offer, Healthdyne Technologies' Board considered a variety of factors, including the opinion of Cowen & Company that the $13.00 per share price offered by Invacare is grossly inadequate, the nature of the markets in which the Company competes, the Company's future business and financial prospects, and the Board's familiarity with the financial condition, business opportunities, and current strategies of the Company.

     Mr. Reynolds stated that "Healthdyne Technologies' Board is dedicated to serving its shareholders' interests. Healthdyne Technologies is early in the process of implementing a carefully conceived long-term business plan. The Board believes the benefits of Healthdyne Technologies' existing initiatives have not been fully reflected in the market and that they certainly are not reflected in Invacare's offer. In making its offer at this time, Invacare is trying to acquire Healthdyne Technologies at a price that does not reflect Healthdyne Technologies' intrinsic value. Invacare's persistence in attempting to acquire Healthdyne Technologies is testimony to the innovative products, advanced technology and unique strategic position of the Company in the market today."

     Parker H. Petit, Chairman of the Board and founder, commented, "Invacare has traditionally paid bargain prices for their acquisitions. There is no reason for an industry leader in high technology homecare products, like Healthdyne Technologies, to be sold at a bargain price. Healthdyne Technologies has made enhancements in its strategic plans over the last two years with major investments in new product development and the acquisition of new technologies and product lines. These investments position the Company to take advantage of the changes that are taking place in the healthcare industry. As Healthdyne Technologies' largest non-institutional shareholder, I witnessed a period of many consecutive years of growth in Company profits. I believe that our carefully planned investments and acquisitions should have a significant positive effect on our growth and profitability during 1997 and beyond. To me, it is obvious that Invacare needs proprietary high technology, but that should not come at the expense of Healthdyne shareholders."

     The Company indicated it planned to release additional information concerning the Company's strategic initiatives in conjunction with reporting its year-end results, which are expected next week.

     Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.

       This press release contains forward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third-party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.